[GRAPHIC OMITTED]
                                                          Fresenius Medical Care




      Exhibit 99.6
      ------------


SUPPLEMENTAL INFORMATION

    As a foreign corporation, Fresenius Medical Care is not presently subject to the SEC's Proxy Rules. However, under the stipulations of certain Pooling Agreements Fresenius Medical Care has agreed to provide information to shareholders which was roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign corporation:

    (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of Our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities. The above information is contained in this letter and in the 2004 Annual Report to Shareholders included with this letter.

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

    Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt ("ADR") form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2004, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2004 Fresenius AG's Ordinary shares represented approximately 37% of our total share capital. JPMorgan Chase Bank, our ADR depositary, informed us, that as of December 31, 2004 1,887,079 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 7,592 U.S. holders and 21,183 Preference ADSs, each representing one-third of a Preference share, were held of record by 4 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for approximately 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2004.

(ii) Trading Markets

    The principal trading market for the Ordinary shares and the Preference shares is the Frankfurt Stock Exchange. All Ordinary shares and Preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of Ordinary and Preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings. The Ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The Preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996.

    Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the "Preference ADSs"), have been listed and traded on the NYSE under the symbol FMS_p. The Depositary for both the Ordinary ADSs and the Preference ADSs is JPMorgan Chase Bank, N.A.

Trading on the Frankfurt Stock Exchange

    Deutsche Borse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2004, the most recent figures available, the shares of 6,209 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange. Of these 816 were German companies and 5,393 were foreign companies.

    Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time ("CET"). Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public. These prices are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours.

    FMS's shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Starting on November 3, 2003, the Deutsche Borse AG shortened the trading hours for Xetra to between 9:00 a.m. and 5:30 p.m. CET instead of between 9:00 a.m. and 8:00 p.m. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra though their banks and brokers.

    Deutsche Borse AG publishes information for all traded securities on the Internet, webpage http://www.exchange.de.

    Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

    The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

    The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

    The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

    The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro.

                                          Price per ordinary share ((euro))

   -----------------------------------------------------------------------------
                                                 High           Low
                                                 ----           ---
   -----------------------------------------------------------------------------
   2005              February                    67.66          61.23
   -----------------------------------------------------------------------------
                     January                     62.17          57.37
   -----------------------------------------------------------------------------
   2004              December                    59.45          55.72
   -----------------------------------------------------------------------------
                     November                    62.90          58.48
   -----------------------------------------------------------------------------
                     October                     63.63          59.50
   -----------------------------------------------------------------------------
                     September                   62.47          59.62
   -----------------------------------------------------------------------------
                     August                      60.94          58.55
   -----------------------------------------------------------------------------
   2004              Fourth Quarter              63.63          55.72
   -----------------------------------------------------------------------------
                     Third Quarter               62.60          58.55
   -----------------------------------------------------------------------------
                     Second Quarter              63.33          53.55
   -----------------------------------------------------------------------------
                     First Quarter               57.42          49.46
   -----------------------------------------------------------------------------
   2003              Fourth Quarter              57.00          48.25
   -----------------------------------------------------------------------------
                     Third Quarter               53.77          42.00
   -----------------------------------------------------------------------------
                     Second Quarter              50.90          39.32
   -----------------------------------------------------------------------------
                     First Quarter               48.79          38.00
   -----------------------------------------------------------------------------
   2004              Annual                      63.63          49.46
   -----------------------------------------------------------------------------
   2003              Annual                      57.00          38.00
   -----------------------------------------------------------------------------
   2002              Annual                      73.00          19.98
   -----------------------------------------------------------------------------
   2001              Annual                      92.90          66.77
   -----------------------------------------------------------------------------
   2000              Annual                     103.60          72.40
   -----------------------------------------------------------------------------


    The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2004 was 255,747 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2005, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was (euro)67.66, equivalent to $89.70 per Ordinary share.

    The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999.

                                           Price per preference share ((euro))

   -----------------------------------------------------------------------------
                                              High               Low
                                              ----               ---
   -----------------------------------------------------------------------------
   2005              February                 47.90              44.17
   -----------------------------------------------------------------------------
                     January                  44.60              41.60
   -----------------------------------------------------------------------------
   2004              December                 42.65              39.35
   -----------------------------------------------------------------------------
                     November                 44.60              41.18
   -----------------------------------------------------------------------------
                     October                  44.92              42.05
   -----------------------------------------------------------------------------
                     September                44.00              42.20
   -----------------------------------------------------------------------------
                     August                   43.28              41.98
   -----------------------------------------------------------------------------
   2004              Fourth Quarter           44.92              39.35
   -----------------------------------------------------------------------------
                     Third Quarter            44.81              41.98
   -----------------------------------------------------------------------------
                     Second Quarter           45.45              36.64
   -----------------------------------------------------------------------------
                     First Quarter            40.95              33.73
   -----------------------------------------------------------------------------
   2003              Fourth Quarter           41.00              35.01
   -----------------------------------------------------------------------------
                     Third Quarter            40.50              30.09
   -----------------------------------------------------------------------------
                     Second Quarter           36.00              28.50
   -----------------------------------------------------------------------------
                     First Quarter            35.60              27.36
   -----------------------------------------------------------------------------
   2004              Annual                   45.45              33.73
   -----------------------------------------------------------------------------
   2003              Annual                   41.00              28.50
   -----------------------------------------------------------------------------
   2002              Annual                   53.90              15.17
   -----------------------------------------------------------------------------
   2001              Annual                   65.25              46.01
   -----------------------------------------------------------------------------
   2000              Annual                   58.00              38.00
   -----------------------------------------------------------------------------


    The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2004 was 46,504 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2005, the closing sales price per Preference share on the Frankfurt Stock Exchange was (euro)47.90, equivalent to $63.50 per Preference share.

Trading on the New York Stock Exchange

    The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

                                              Price per ordinary ADS ($)

   -----------------------------------------------------------------------------
                                              High               Low
                                              ----               ---
   -----------------------------------------------------------------------------
   2005              February                 29.88              26.59
   -----------------------------------------------------------------------------
                     January                  26.97              25.09
   -----------------------------------------------------------------------------
   2004              December                 26.94              24.74
   -----------------------------------------------------------------------------
                     November                 27.23              25.80
   -----------------------------------------------------------------------------
                     October                  26.83              25.45
   -----------------------------------------------------------------------------
                     September                25.71              24.13
   -----------------------------------------------------------------------------
                     August                   24.82              24.19
   -----------------------------------------------------------------------------
   2004              Fourth Quarter           27.23              24.74
   -----------------------------------------------------------------------------
                     Third Quarter            25.75              24.13
   -----------------------------------------------------------------------------
                     Second Quarter           25.79              21.82
   -----------------------------------------------------------------------------
                     First Quarter            24.59              20.41
   -----------------------------------------------------------------------------
   2003              Fourth Quarter           23.54              18.80
   -----------------------------------------------------------------------------
                     Third Quarter            20.20              16.00
   -----------------------------------------------------------------------------
                     Second Quarter           18.00              15.33
   -----------------------------------------------------------------------------
                     First Quarter            17.49              13.20
   -----------------------------------------------------------------------------
   2004              Annual                   27.23              20.41
   -----------------------------------------------------------------------------
   2003              Annual                   23.54              13.20
   -----------------------------------------------------------------------------
   2002              Annual                   21.60               6.70
   -----------------------------------------------------------------------------
   2001              Annual                   28.30              19.80
   -----------------------------------------------------------------------------
   2000              Annual                   30.19              22.56
   -----------------------------------------------------------------------------

On February 28, 2005, the closing sales price per Ordinary ADS on the NYSE was $29.82.

    The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

                                                 Price per preference ADS ($)

   -----------------------------------------------------------------------------
                                                 High               Low
                                                 ----               ---
   -----------------------------------------------------------------------------
   2005              February                    20.90              19.26
   -----------------------------------------------------------------------------
                     January                     19.20              18.16
   -----------------------------------------------------------------------------
   2004              December                    19.15              17.50
   -----------------------------------------------------------------------------
                     November                    18.90              18.20
   -----------------------------------------------------------------------------
                     October                     18.50              17.80
   -----------------------------------------------------------------------------
                     September                   17.70              17.09
   -----------------------------------------------------------------------------
                     August                      17.46              17.10
   -----------------------------------------------------------------------------
   2004              Fourth Quarter              19.15              17.50
   -----------------------------------------------------------------------------
                     Third Quarter               18.24              17.09
   -----------------------------------------------------------------------------
                     Second Quarter              18.40              14.91
   -----------------------------------------------------------------------------
                     First Quarter               17.10              13.86
   -----------------------------------------------------------------------------
   2003              Fourth Quarter              16.68              13.74
   -----------------------------------------------------------------------------
                     Third Quarter               15.00              11.50
   -----------------------------------------------------------------------------
                     Second Quarter              12.60              10.90
   -----------------------------------------------------------------------------
                     First Quarter               12.35               9.85
   -----------------------------------------------------------------------------
   2004              Annual                      19.15              13.86
   -----------------------------------------------------------------------------
   2003              Annual                      16.68               9.85
   -----------------------------------------------------------------------------
   2002              Annual                      15.70               4.90
   -----------------------------------------------------------------------------
   2001              Annual                      19.64              14.00
   -----------------------------------------------------------------------------
   2000              Annual                      16.91              13.25
   -----------------------------------------------------------------------------

On February 28, 2005, the closing sales price per Preference ADS on the NYSE was $20.90.



 (iii) Directors and Senior Management

General

    In accordance with the German Stock Corporation Act, we have a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards.

Our Supervisory Board

    Our supervisory board consists of six members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements, at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

    If and when either:

    o    Fresenius Medical Care AG itself has more than 500 employees; or

    o we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;

the German employees of Fresenius Medical Care AG and our German subsidiaries will elect one-third of the members of the supervisory board. If and when the aggregate number of employees of Fresenius Medical Care AG and our German subsidiaries exceeds 2,000, consideration must be given to increase the supervisory board to 12 persons and, if increased, the holders of Ordinary shares will elect six members and the German employees of Fresenius Medical Care and our German subsidiaries will elect six members. In that case, the Chairman of the supervisory board will be selected from the members elected by the shareholders and will have the tie-breaking vote.

    The term of a member of the supervisory board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which the member was elected, but not counting the fiscal year in which such member's term begins. Members of the supervisory board elected by our shareholders may be removed by a resolution of our general meeting. This resolution requires a three-fourths majority of the votes cast at that meeting. The supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

    The principal function of the supervisory board is to appoint and to supervise the management board and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

    The table below provides the names of the members of our supervisory board and their ages at December 31, 2004.


Name                                               Age as of
                                                  December 31,
                                                      2004

Dr. Gerd Krick, Chairman (1)                           66
Dr. Dieter Schenk, Deputy Chairman                     52
Dr. Ulf M. Schneider                                   39
Prof. Dr. Bernd Fahrholz                               57
Walter L. Weisman (1)(3)                               69
John Gerhard Kringel (1) (2) (3)                       65
Stephen M. Peck (3)(4)


    (1) Members of Audit Committee

    (2) Registered by Court on Oct. 20, 2004 and to be submitted for shareholder approval at AGM, May 24, 2005

    (3) Independent Director for purposes of our pooling agreement

    (4) Deceased March 30, 2004


DR. GERD KRICK has been Chairman of our Supervisory Board since January 1, 1998. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became Chairman of the Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the Supervisory Board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Donau Universitat Krems. He is also the Chairman of the Supervisory Board of Vamed AG.

Dr. ULF M. SCHNEIDER has been a member of our Supervisory Board since May 2004. He was our Chief Financial Officer from November 2001 until March 2003. On March 7, 2003, Dr. Schneider announced his resignation from our Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe's majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.

PROF. DR. BERND FAHRHOLZ has been a member of our Supervisory Board since 1998. He is an attorney and is a partner in the law firm of Norr Stiefenhofer Lutz since 2004. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004.

JOHN GERHARD KRINGEL has been a member of the Supervisory Board since October 20, 2004 when his appointment to fill a vacancy was approved by the local court. His election to the Supervisory Board is to be submitted for shareholder approval at the Annual General Meeting scheduled for May 24, 2005. He is a director of E-Surg, Inc. and Medical Research Labs, Inc. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.

DR. DIETER SCHENK has been Vice Chairman of our Supervisory Board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Norr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the Supervisory Board of Fresenius AG. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, a member and vice-chairman of the Supervisory Boards of Greiffenberger AG and TOPTICA Photonics AG.

WALTER L. WEISMAN has been a member of our Supervisory Board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Community Care Health Network, Inc., Maguire Properties, Inc., and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, Chairman of the Board of Trustees of the Los Angeles County Museum of Art, Chairman of the Board of Trustees of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service, Inc.

STEPHEN M. PECK was a member of our Supervisory Board from 1999 until his death March 30, 2004.

Management Board

    Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below.

The table below provides names, positions and terms of office of the members of our management board and their ages as of December 31, 2004.

                             Age as of
                            December 31,                                                            Year Term
         Name                   2004                             Position                            Expires
------------------------  ----------------- ----------------------------------------------------  --------------
Dr. Ben J. Lipps                 64         Chairman of the management board,                         2008
                                            Chief Executive Officer of our Company

Roberto Fuste                    53         Chief Executive Officer for Asia Pacific                  2006

Dr. Emanuele Gatti               49         Chief Executive Officer for Europe,                       2005
                                            Middle East, Africa and Latin America

Lawrence A. Rosen                47         Chief Financial Officer                                   2006

Dr. Rainer Runte                 45         General Counsel and Chief Compliance                      2010
                                            Officer

Rice Powell                      49         Co-Chief Executive Officer, Fresenius                     2006
                                            Medical Care North America and President
                                            Products & Hospital Group

Mats  Wahlstrom                  50         Co-Chief Executive Officer, Fresenius Medical             2006
                                            Care North America and President Fresenius
                                            Medical  Services North America

DR. BEN J. LIPPS has been Chairman of the Management Board of Fresenius Medical Care AG and Chief Executive Officer of Fresenius Medical Care AG since May 1, 1999 and was Vice Chairman of the Management Board from September 1998 until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA's predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master's and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that, the triumphal procession of the artificial kidney - the dialyzer - commenced. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical

DR. EMANUELE GATTI has been a member of our Management Board since May 1997 and is Chief Executive Officer for Europe, Latin America, Middle East and Africa. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr.

Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.

ROBERTO FUSTE has been a member of our Management Board since January 1, 1999 and is Chief Executive Officer for Asia-Pacific. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fuste has worked since. Before being appointed to the Management Board of Fresenius Medical Care AG in 1999, Mr. Fuste held several senior positions within the company in Europe and the Asia-Pacific region.

DR. RAINER RUNTE has been a Member of the Management Board for Law & Compliance of Fresenius Medical Care AG since January 1, 2004, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

LAWRENCE A. ROSEN has been a member of our Management Board since November 1, 2003 and is Chief Financial Officer. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration
(MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.

RICE POWELL has been a member of our Management Board since February 2004 and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also is member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services. He has more than 25 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

MATS WAHLSTROM has been a member of our Management Board since February 2004 and is Co-Chief Executive Officer of Fresenius Medical Care North America. He has nearly 20 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care's services division in North America.

The business address of all members of our Management Board and Supervisory Board is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany.



 (iv) Compensation of Our Management Board and our Supervisory Board

For the year ended December 31, 2004, we paid aggregate compensation to all members of the Management Board approximately $9.2 million, $4.1 million in fixed compensation and $5.1 million in variable compensation. The aggregate compensation fees to all members of the Supervisory Board was $0.41 million including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

During 2004 we awarded 235,800 options with or without stock price targets to members of the Management Board to purchase our preference shares without or without stock price targets under the new FMC International 2001 Plan. At December 31, 2004 Management Board members held options to acquire 91,600 Preference shares, all of which were exercisable at a weighted average exercise price of (euro)36.85 under FMC98 Plan 2 and 479,397 options, of which 110,108 are exercisable at a weighted average exercise price of (euro)50.65 under the FMC 2001 stock incentive plan. A Board member exercised 8,000 options at an exercise price of (euro)32.41 under FMC 98 Plan 2 during 2004.

(v) Options to Purchase Our Securities

Stock Option Plans

At December 31, 2004, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan, which is the only plan with stock option awards currently available for grant. Under the 2001 plan, convertible bonds with a principal of up to (euro)10,240 may be issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of (euro)2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee's obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to the Company are recognized as a liability on the Company's balance sheet.

Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. At December 31, 2004, options for up to 1,094,612 Preference shares are available for grant in future periods under the 2001 Plan.

During 1998, the Company adopted two stock incentive plans ("FMC98 Plan 1" and " FMC98 Plan 2") for FMS's key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire Preference shares of the Company. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.

At December 31, 2004 under all plans, there were 4,661,437 options outstanding with a weighted average remaining contractual life of 6,82 years with 2,392,544 exercisable at a weighted average exercise price of (euro)46.63.